Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For the Period Ended June 30, 2020

TABLE OF CONTENTS

Condensed Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets as of June 30, 2020 (Unaudited) and December 31, 2019	1

Condensed Consolidated Statements of Comprehensive Loss for the Three and Six Months Ended June 30, 2020 (Unaudited) and June 30, 2019 (Unaudited)	2

Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the Three and Six Months Ended June 30, 2020 (Unaudited) and June 30, 2019 (Unaudited)	3

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2020 (Unaudited) and June 30, 2019 (Unaudited)	4

Notes to Condensed Consolidated Financial Statements - Unaudited	5-24

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2020 and December 31, 2019

(in U.S. Dollars, except share data)

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets

Current Assets:
Cash	$12,746,266	$5,731,691
Prepaid expenses and other current assets	1,679,425	712,975
Deferred financing costs	-	321,956
Total Current Assets	14,425,691	6,766,622

Property and equipment, net	-	5,013
Patent acquisition costs, net	26,489	30,163
Total Assets	$14,452,180	$6,801,798

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$2,191,168	$1,228,772
Accrued expenses	1,941,083	4,228,604
Liabilities related to options and warrants	6,981,022	3,116,880
Total Liabilities	11,113,273	8,574,256

Commitments and Contingencies

Shareholders' Equity (Deficit):
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,386,573,113 and 2,245,865,913 at June 30, 2020 and December 31, 2019, respectively	46,578,543	31,987,016
Additional paid-in capital	112,989,141	110,498,824
Accumulated other comprehensive loss	(617,622)	(348,860)
Accumulated deficit	(155,611,155)	(143,909,438)
Total Shareholders' Equity (Deficit)	3,338,907	(1,772,458)
Total Liabilities and Shareholders' Equity (Deficit)	$14,452,180	$6,801,798

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Six Months Ended June 30, 2020 and June 30, 2019

(in U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operating Expenses:
Research and development expenses	$3,020,432	$3,593,341	$5,752,597	$1,274,981
General and administrative expenses	2,891,177	2,438,106	5,085,986	4,744,504
Total Operating Expenses	5,911,609	6,031,447	10,838,583	6,019,485
Loss from Operations	(5,911,609)	(6,031,447)	(10,838,583)	(6,019,485)

Other Income (Expenses):
Interest income	1,152	449	2,162	1,735
Changes in fair value of option/warrant liabilities – (loss)/gain	(2,432,449)	1,830,689	(1,122,648)	(528,083)
Foreign currency exchange gains (losses)	27,992	86,438	261,396	(109,198)
Other expenses	(1,741)	(3,213)	(4,044)	(7,336)
Total Other Income (Expenses)	(2,405,046)	1,914,363	(863,134)	(642,882)

Net Loss	(8,316,655)	(4,117,084)	(11,701,717)	(6,662,367)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(46,037)	(160,116)	(268,762)	(52,948)

Comprehensive Loss	$(8,362,692)	$(4,277,200)	$(11,970,479)	$(6,715,315)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average ordinary shares (basic and diluted)	3,002,482,637	1,607,121,984	2,759,381,673	1,594,063,579

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY -
UNAUDITED

As of and for the Three and Six Months Ended June 30, 2020 and 2019

(in U.S. Dollars)

				Accumulated
			Additional	Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Loss	Deficit	Total
Balance, December 31, 2019	2,245,865,913	$31,987,016	$110,498,824	$(348,860)	$(143,909,438)	$(1,772,458)

Stock-based compensation	-	-	100,504	-	-	100,504
Issuance of share capital related to financing, net of issuance costs	627,029,600	8,098,632	(1,003,264)	-	-	7,095,368
Comprehensive loss	-	-	-	(222,725)	(3,385,062)	(3,607,787)

Balance, March 31, 2020	2,872,895,513	$40,085,648	$109,596,064	$(571,585)	$(147,294,500)	$1,815,627
Stock-based compensation	-	-	63,330	-	-	63,330
Issuance of share capital related to financing, net of issuance costs	471,666,700	5,953,175	2,941,966	-	-	8,895,142
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778	376,222	-	-	900,000
Issuance of share capital upon the exercise of warrants	1,250,000	15,941	11,559			27,500
Comprehensive loss	-	-	-	(46,037)	(8,316,655)	(8,362,692)

Balance, June 30, 2020	3,386,573,113	$46,578,543	$112,989,141	$(617,622)	$(155,611,155)	$3,338,907

				Accumulated
			Additional	Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Loss	Deficit	Total
Balance, December 31, 2018	1,580,693,413	$23,651,277	$106,616,083	$(352,426)	$(126,803,647)	$3,111,287

Stock-based compensation	-	-	394,439	-	-	394,439
Issuance of share capital related to financing, net of issuance costs	5,000,000	65,598	86,955	-	-	152,553
Comprehensive loss	-	-	-	107,168)	(2,545,283)	(2,438,115)

Balance, March 31, 2019	1,585,693,413	$23,716,875	$107,097,477	$(245,258)	$(129,348,930)	$1,220,164
Stock-based compensation	-	-	409,622	-	-	409,622
Issuance of share capital related to financing, net of issuance costs	65,000,000	821,262	453,737)	-	-	1,274,999
Comprehensive loss	-	-	-	(160,116)	(4,117,084)	(4,277,200)

Balance, June 30, 2019	1,650,693,413	$24,538,137	$107,960,836	$(405,374)	$(133,466,014)	$(1,372,415)

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Six Months Ended June 30, 2020 and 2019

(in U.S. Dollars)

	Six Months Ended
	June 30, 2020	June 30, 2019
Cash Flows from Operating Activities:
Net loss	$(11,701,717)	$(6,662,367)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,921	10,266
Stock-based compensation	163,834	804,061
Financing expense	900,000	-
Changes in fair value of the liability for options/warrants – losses (gains)	1,122,648	528,083
Foreign currency exchange (gains) losses	(210,896)	91,905
Changes in operating assets and liabilities:
Increase in assets:
Prepaid expenses and other current assets	(966,222)	(324,111)
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(1,327,686)	1,008,598
Total adjustments	(311,401)	2,118,802
Net Cash Used in Operating Activities	(12,013,118)	(4,543,565)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	19,053,960	1,473,828
Net proceeds from exercise of warrants to purchase shares	27,500	-
Net Cash Provided by Financing Activities	19,081,460	1,473,828

Effect of Exchange Rates on Cash	(53,767)	(144,203)

Net Decrease in Cash	7,014,575	(3,213,940)
Cash, beginning of period	5,731,691	5,967,967
Cash, end of period	$12,746,266	$2,754,027
Supplemental Disclosures of Non-Cash Financing Activities:
Deferred financing costs recognized and included in Additional paid-in capital	$321,956	$114,058

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”), is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

As of June 30, 2020, the Company has an accumulated deficit of $155,611,155 and cash of $12,746,266. On June 30, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement (See Note 4). As of June 30, 2020, $30,000,000 remains available under the facility.

On September 26, 2018, the Company also entered into a securities purchase agreement (the “2018 Purchase Agreement” and together with the 2020 Purchase Agreement, the “Purchase Agreements”) with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the 2018 Purchase Agreement (See Note 4). As of June 30, 2020, $371,621 remains available under the facility.

The Company believes its current capital resources are sufficient to support its operations through February 2021 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreements.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the outbreak of coronavirus, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to an SEC investigation and the coronavirus outbreak.

For the three and six months ended June 30, 2020, the Company reported a net loss of $8,316,655 and $11,701,717, respectively, expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favorable resolution of the SEC investigation it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial product. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

The global outbreak of the novel strain of COVID-19, also known as coronavirus, and public health epidemics can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus may affect our ability to complete recruitment in the original timeframe. For example, the Phase I/II clinical trial in patients with AKC study has been halted and the Company expects that recruitment in the Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed until the fourth quarter of 2020. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the SEC and assumes that the Company will continue to operate as a going concern. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the three and six months ended June 30, 2020 and June 30, 2019, are not necessarily indicative of expected results for the full fiscal year or any other period. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2019 and notes thereto included in the 2019 Form 20-F.

Principles of Consolidation – The unaudited Condensed Consolidated Financial Statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, its wholly-owned subsidiary. All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive income (loss). Gains or losses from foreign currency transactions are included in foreign currency exchange gains (losses).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to options and warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash, prepaid expenses and other current assets, deferred financing costs, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company’s liabilities relate to options and warrants relate to RPC Pharma Limited (“RPC”), Akari’s largest shareholder, and unregistered warrants issued to investors and a placement agent in connection with the July 2019 registered direct offering and the February 2020 private placements.

The liability related to RPC Options was recognized on the condensed consolidated balance sheet at their fair value, with changes in the fair value accounted for in the unaudited Condensed Consolidated Statements of Comprehensive Loss and included in changes in fair value of option and warrant liabilities – (loss)/gain.

The Company accounted for unregistered warrants issued to investors and a placement agent in connection with the July 2019 registered direct offering and the February 2020 private placements as a warrant liability on the condensed consolidated balance sheet and measured at their grant date fair values and subsequently re-measured at each reporting period, with changes being recorded as a component of Comprehensive Loss and included in changes in fair value of option and warrant liabilities – (loss)/gain (See Note 3).

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of June 30, 2020 and December 31, 2019.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of prepaid expenses and VAT receivables.

Deferred Financing Costs – Deferred financing costs relate to the upfront commitment fee paid to Aspire Capital pursuant to the 2018 Purchase Agreement with Aspire Capital in the form of ordinary shares and are included in current assets (see Note 4). They are amortized proportionally as the Company sells shares to Aspire Capital.

Property and equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	June 30, 2020	December 31, 2019
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(164,938)	(159,925)
Property and equipment, net	$-	$5,013

Depreciation expense for the three and six months ended June 30, 2020 and 2019 was $2,096, $5,013, $3,778 and $8,369, respectively, and was recorded in General and administrative expenses in the Condensed Consolidated Statements of Comprehensive Loss.

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three and six months ended June 30, 2020 and 2019 was $946, $1,908, $922 and $1,897, respectively.

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Accrued Expenses – As part of the process of preparing the unaudited condensed consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s unaudited condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel-related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations (CROs) and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

Research and development expenses for the three and six months ended June 30, 2020 and 2019 were $3,020,432, $5,752,597, $3,593,341 and $1,274,981, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the Consolidated Statements of Comprehensive Loss. In March 2019, the Company realized a research and development tax credit for the 2017 tax year of $4,872,716 which was recorded as a credit to research and development expenses in the unaudited Condensed Consolidated Statements of Comprehensive Loss.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards are recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees and non-employees, fair value is estimated at the grant date under Accounting Standards Updates (ASU) 2018-07, “Compensation - Stock Compensation”. Stock options for non-employee directors for their services as directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. Awards granted to those individuals for other services shall be accounted for as awards to non-employees. Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option and warrant liabilities – (loss)/gain. The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its unaudited Condensed Consolidated Statements of Comprehensive Loss.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Leases – The Company accounts for its leases in accordance with Accounting Standards Updates (ASU) No. 2016-02, Leases (“ASU 2016-2). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. Operating leases are classified as right of use ("ROU") assets, short term lease liabilities, and long-term lease liabilities. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are amortized and lease liabilities accrete to yield straight-line expense over the term of the lease. Lease payments included in the measurement of the lease liability are comprised of fixed payments. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories. Leasehold improvements are capitalized and depreciated over the lesser of useful life or lease term. As of June 30, 2020, the Company did not have a lease with a term longer than 12 months.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no other significant concentrations of credit risk.

Income Taxes – On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act, referred to herein as the CARES Act, as a response to the economic uncertainty resulting from a strain of novel coronavirus, COVID-19. The CARES Act includes modifications for net operating loss carryovers and carrybacks, limitations of business interest expense for tax, immediate refund of alternative minimum tax (AMT) credit carryovers. Tax provisions of the Act also include the deferral of certain payroll taxes, relief for retaining employees, and other provisions. The Company determined that these provisions did not have a material impact on the consolidated financial statements.

The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of June 30, 2020 and December 31, 2019.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. At June 30, 2020 and December 31, 2019, the Company had no uncertain tax positions.

Earnings (Loss) Per Share – Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the sum of (1) the weighted-average number of ordinary shares outstanding during the period, (2) the dilutive effect of the assumed exercise of options and warrants using the treasury stock method and (3) the dilutive effect of other potentially dilutive securities. For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Comprehensive Loss – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at June 30, 2020:

Balance, January 1, 2020	$(348,860)
Net current period other comprehensive loss	(268,762)
Balance, June 30, 2020	$(617,622)

Recent Accounting Pronouncements

Adopted during the period –

On August 2018, the FASB issued ASU 201813, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements for reporting fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this guidance January 1, 2020. The adoption of the guidance did not have a material impact on the consolidated financial statements. The Company has updated its fair value footnote (Note 3) with additional and modified disclosures as required by the standard upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected and requires measurement and recognition of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This is different from the current guidance as this will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. This standard is effective for public companies who are SEC filers for fiscal years beginning after December 15, 2019, including interim periods within those years. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which expands the scope of the practical expedient that allows entities to exclude the accrued interest component of amortized cost from various disclosures required by ASC 326 to also include certain disclosures required by ASC 320. Entities that elect to apply the practical expedient must disclose the total amount of accrued interest that they exclude from their disclosures of amortized cost. The amendments have the same effective dates as ASU 2016-13 (Topic 326) for entities that have not yet adopted that standard. The Company adopted ASU 2016-13 and ASU 2019-11 effective January 1, 2020. The adoption of the guidance did not have a material impact on the consolidated financial statements and accompanying notes.

Recently Issued Accounting Pronouncements Not Yet Adopted -

On December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 enhances and simplifies various aspects of the income tax accounting guidance in ASC 740 and removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact the adoption of this guidance may have on its consolidated financial statements.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, prepaid expenses and other current assets, deferred financing costs, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Liability related to RPC Options – In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC (“RPC Options”). RPC is a private company that is a large shareholder of the Company. RPC Options were accounted for in accordance with ASC 718, Compensation – Stock Compensation. The fair value of RPC Options was estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized.

In accordance with ASC 820, the Company measures its liability related to RPC Options on a recurring basis at fair value. The liability related to RPC Options are classified within Level 3 value hierarchy because the liabilities are based on present value calculations and external valuation models. Unobservable inputs used in these models are significant.

The fair value of RPC Options was $2,618,507 and $2,102,012 as of June 30, 2020 and December 31, 2019, respectively. The fair value of the RPC Options for the three months ended June 30, 2020 increased by $876,840 and for the three months ended June 30, 2019 decreased by $1,830,689, and the fair value of the RPC options for the six-month period ended June 30, 2020 increased by $516,495 and for the six-month period ended June 30, 2019 increased by $528,083. The change in fair value of liability related to RPC Options from period to period, which represents a gain (loss), was recognized as changes in fair value of option and warrant liabilities – (loss)/gain in the unaudited Condensed Consolidated Statements of Comprehensive Loss. The Company accounts for RPC Options as a liability in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.

  AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

Liability Related to Warrants –

July 2019 Registered Direct Offering - On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million (the “July 2019 Registered Direct Offering”). The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the July 2019 Registered Direct Offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“July 2019 Investor Warrants”). The July 2019 Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“July 2019 Placement Agent Warrants”) on the same terms as the July 2019 Investor Warrants, except that the July 2019 Placement Agent Warrants are exercisable at $2.85 per ADS. Both the July 2019 Investor Warrants and the July 2019 Placement Agent Warrants (together the “July 2019 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of July 2019 Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of June 30, 2020.

February 2020 Private Placements - On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million (the “February 2020 Private Placements”). The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on February 21, 2020 and March 3, 2020, the Company issued to the investors unregistered warrants to purchase a total of 2,810,136 ADSs at $2.20 per ADS (“February 2020 Investor Warrants”). On March 3, 2020, the Company also issued 449,623 ADSs to the Placement Agent at $2.55 per ADS (“February 2020 Placement Warrants”). The February 2020 Investor warrants and the 2020 Placement Agent Warrants (together the “February 2020 Warrants”) will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $808,362 in placement agent fees and expenses. The February 2020 Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the February 2020 Warrants issued in connection with the February 2020 Private Placements amounted to 3,259,759. 3,247,259 of these warrants were outstanding as of June 30, 2020.

The costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized on a proportional basis as (1) a component of General and administrative expenses in the Condensed Consolidated Statements of Operations, relative to the grant date fair value of the warrant liability as a portion of the total value of the equity raise, and (2) in the Shareholders’ Equity in the Condensed Consolidated Balance Sheets in accordance with ASC 835-30-45-3, relative to the gross cash proceeds of the private placement as a portion of the total value of the equity raise. The total value of the equity raise equals the sum of the grant date fair value of the warrant liability and the gross cash proceeds of the private placement.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

The Company has determined that the July 2019 Warrants and the February 2020 Warrants (together the “Warrants”) represent freestanding financial instruments whose foreign currency considerations pursuant to cash and cashless exercise require liability classification and should be recorded as liability-classified awards in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, the Company measured its Warrants at grant date fair value. The fair value related to warrants are classified within the Level 3 value hierarchy because it is based on external valuation models whose inputs include market interest rates, required return on capital, and standard deviation. Unobservable inputs used in these models are significant. The Warrants were measured at their grant date fair value and subsequently remeasured at each reporting period with changes being recorded as a component of other income in the Condensed Consolidated Statements of Comprehensive Loss. The total grant date fair value of the July 2019 Warrants was $1,213,816 and of the February 2020 Warrants was $2,749,369 and they were recognized within Current Liabilities in the unaudited Condensed Consolidated Balance Sheets. The change in fair value of liability related to Warrants from period to period, which represents a gain (loss), was recognized as changes in fair value of option and warrant liabilities – (loss)/gain in the unaudited Condensed Consolidated Statements of Comprehensive Loss. At December 31, 2019, the fair value of the July 2019 Warrants was $1,014,868. At June 30, 2020, the fair value of the July 2019 Warrants was $1,275,394 and of the outstanding February 2020 Warrants was $3,087,121. The change in fair value of the July 2019 Warrants in the three months ended June 30, 2020 was an increase of $464,802 and for the six months ended June 30, 2020 was an increase of $260,526. The change in fair value of the outstanding February 2020 Warrants in the three months ended June 30, 2020 was an increase of $1,082,932 and for the six months ended June 30, 2020 was an increase of $337,752.

Below are the assumptions used for the fair value calculations of the July 2019 Warrants as of:

	December 31, 2019	June 30, 2020
Standard deviation	110.00%	110.00%
Annual risk-free interest rate	1.66%	0.24%
Required return on equity	19.90%	18.20%
Expected life in years	4.5	4.0
Annual turnover rate	0.00%	0.00%
Period risk-free rate	0.08%	0.07%

Below are the assumptions used for the fair value calculations of the February 2020 Warrants as of:

	February 21, 2020	March 3, 2020	June 30, 2020
Standard deviation	110.00%	110.00%	110.00%
Annual risk-free interest rate	1.3%	0.77%	0.27%
Required return on equity	19.90%	19.90%	18.20%
Expected life in years	5.0	5.0	4.7
Annual turnover rate	0.00%	0.00%	0.00%
Period risk-free rate	0.08%	0.08%	0.07%

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

The Company had no financial assets that require fair value measurement on a recurring basis. The Company’s financial liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	June 30, 2020	December 31, 2019
RPC Options	$2,618,507	$2,102,012
Warrants	4,362,515	1,014,868
Total	$6,981,022	$3,116,880

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to options and warrants
Balance at December 31, 2019	$3,116,880

Issuance of Paulson Warrants	2,749,369

Reclassification of warrant liability to shareholders’ equity upon exercise of 12,500 warrant ADSs	(7,875)

Change in fair value of liabilities related to options and warrants	1,122,648

Balance at June 30, 2020	$6,981,022

Fair value of liabilities related to options and warrants
Balance at December 31, 2018	$1,842,424

Change in fair value of liabilities related to options and warrants	528,083

Balance at June 30, 2019	$2,370,507

NOTE 4 – Shareholders’ Equity

2020 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On June 30, 2020, the Company entered into a Purchase Agreement (“2020 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement.

Under the 2020 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in July 2020), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

·	the lowest sale price of the Company’s ADSs on the purchase date; or

·	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., £1). There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price, which is effectively the nominal value of the ADS which is denominated in GBP, the number of shares issuable under the contract is impacted by foreign currency, therefore ASC 815-40-15-7I precludes the 2020 Purchase Agreement from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the 2020 Purchase Agreement represents a freestanding put option that meets the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreement is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of $900,000. Since the Company has determined that the 2020 Purchase Agreement is considered a freestanding put option derivative in accordance with ASC 815 Derivatives and Hedging, the Company recorded the value of the 2020 Commitment Shares in General and administrative expenses in the unaudited Condensed Consolidated Statements of Comprehensive Loss. The 2020 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds the Company receives under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

During the six months ended June 30, 2020, the Company has not sold to Aspire Capital any ordinary shares of the Company under the 2020 Purchase Agreement. As of June 30, 2020, the initial amount of $30 million of the original purchase commitment remains available under the facility.

2018 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On September 26, 2018, the Company entered into a Purchase Agreement (“2018 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the 2018 Purchase Agreement. Concurrently with entering into the 2018 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2018 Purchase Agreement.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

Under the 2018 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in March 2019), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

·	the lowest sale price of the Company’s ADSs on the purchase date; or

·	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 ordinary shares of the Company (the “2018 Commitment Shares”) and sold to Aspire Capital 25,000,000 ordinary shares (the “2018 Initial Shares”) for gross proceeds of $500,000. The Company recorded the value of the Commitment shares as deferred financing costs and included the costs in current assets. As of June 30, 2020, the Company has recognized all of such costs which are included in additional paid-in capital. The 2018 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2018 Purchase Agreement. Any proceeds the Company receives under the 2018 Purchase Agreement are expected to be used for working capital and general corporate purposes.

 AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

In addition to the issuance of the 2018 Commitment Shares and 2018 Initial Shares for gross proceeds of $500,000 in September 2018, during the six months ended June 30, 2020, the Company sold to Aspire Capital 536,666,700 ordinary shares of the Company for gross proceeds of $10,360,254. As of June 30, 2020, $371,621 of the original purchase commitment remains available under the facility.

July 2019 Registered Direct Offering –

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the July 2019 Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively (See Note 3).

February 2020 Private Placements –

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the offering, the Company issued to the investors unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs to the Placement Agent at $2.55 per ADS (See Note 3).

		Balance	Warrants	Warrants	Balance
	Exercise	December 31,	Issued	Exercised	June 30,
Description	Price	2019	in 2020	in 2020	2020
July 2019 Investor Warrants	$3.00	1,184,213	-	-	1,184,213
July 2019 Placement Agent Warrants	$2.85	177,629	-	-	177,629
February 2020 Investor Warrants	$2.20	-	2,810,136	(12,500)	2,797,636
February 2020 Placement Agent Warrants	$2.55	-	449,623	-	449,623
		1,361,842	3,259,759	(12,500)	4,609,101

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 344,747,462 ordinary shares. At June 30, 2020, 232,098,427 ordinary shares are available for future issuance under the Plan. The option plan is administered by the Company’s Board of Directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s ordinary shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the period ended June 30, 2020:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding as of January 1, 2020	94,349,035	$0.10		7.6	$-
Changes during the period:
Granted	18,800,000	0.02	0.02
Forfeited	(500,000)	0.04	0.03
Options outstanding at June 30, 2020	112,649,035	$0.09		7.6	$110,405
Exercisable options at June 30, 2020	68,036,535	$0.13		6.8	$42,305

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its unaudited Condensed Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company re-measures liability-classified awards to fair value at each balance sheet date until the award is settled.

The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. The Company has classified its stock-based payments, which are settled in ordinary shares as equity-classified awards, and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

Below are the assumptions used for the options granted during the six months ended June 30, 2020 and 2019:

	June 30, 2020	June 30, 2019
Expected dividend yield	0%	0%
Expected volatility	83.95-86.60%	75.40%
Risk-free interest	0.29-0.49%	1.76%
Expected life in years	5.50-6.25	5.50

The following is a summary of the Company’s share options granted separated into ranges of exercise price as of June 30, 2020:

Exercise price (range) ($)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.02-0.05	77,600,000	8.53	0.02	33,175,000	8.08	0.03
0.12-0.19	18,334,629	5.81	0.15	18,147,129	5.80	0.16
0.32	16,714,406	5.23	0.32	16,714,406	5.23	0.32
	112,649,035			68,036,535

 AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

During the three and six months ended June 30, 2020 and 2019, the Company recorded approximately $63,330, $163,834, $410,000 and $804,000, respectively, in stock-based compensation expenses for employees and directors. At June 30, 2020, there was approximately $604,365 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over a weighted average of 2.3 years.

NOTE 5 – Related Party Transactions

Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $32,000, $64,000, $34,000 and $68,000 plus VAT during the three and six months ended June 30, 2020 and 2019, respectively (see Note 6 – Lease Commitment). David Byrne, a non-employee director of the Company is also the Chief Executive Officer of TDL.

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $58,000, $206,000, $88,000 and $125,000 plus VAT during the three and six months ended June 30, 2020 and 2019, respectively.

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $25,000, $50,000, $25,000 and 50,000 during the three and six months ended June 30, 2020 and 2019, respectively, relating to these consulting services.

NOTE 6 – Commitments and Contingencies

Loss contingencies - On April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. (“Edison”) had withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris® in Phase II” (the “Edison Report”) because it contained material inaccuracies, including, without limitation, with respect to the Company’s interim analysis of its ongoing Phase II PNH trial of nomacopan (formerly known as Coversin). Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to the Company’s press release issued on April 24, 2017 that discusses the interim analysis of the Company’s then ongoing Phase II PNH trial and other matters. The Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of its personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately.

 AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 6 – Commitments and Contingencies (cont.)

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer, and its former Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of nomacopan (formerly known as Coversin) and the Edison Report about the Company and actions taken by it after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out a schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto.

By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint (the “CAC”). While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint (the “SCAC”) and established a briefing schedule for defendants’ motions to dismiss the SCAC.  Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018.

On May 9, 2018, the parties engaged in a mediation session and came to an agreement in principle to settle the dispute. On June 8, 2018, the parties entered into a memorandum of understanding. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  The Company recorded the $2.7 million SCAC litigation settlement loss in the Consolidated Statement of Comprehensive Loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million SCAC settlement liability was recorded as a loss contingency in accrued expenses in the Company’s Consolidated Balance Sheets as of December 31, 2017. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement.  On August 24, 2018, the Company received a $2.7 million payment from its directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on August 27, 2018. This was recorded as a gain in the Consolidated Statements of Comprehensive Loss during the third quarter of 2018. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019.

Separately, Edison sought indemnification from the Company pursuant to its contract with the Company, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties came to an agreement in the fourth quarter of 2018 and settled the dispute for an amount immaterial to the Company’s operations and cash flows.

 AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2020

(in U.S. Dollars)

NOTE 6 – Commitments and Contingencies (cont.)

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC requested certain documents from the Company with respect to the matters it reported. The Company is cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC, which requested further documents and information primarily related to the Company’s Phase II clinical trial of nomacopan (formerly known as Coversin) in connection with an investigation of the Company that the SEC is conducting. The Company is in the process of responding to the subpoena and will continue to cooperate with the SEC.

Lease commitment – The Company’s lease agreement for offices in London expired in March 2019. The Company currently leases its offices in London on the same terms of the expired lease except on a month-to-month basis. (See Note 5).

The Company’s lease for offices in New York, New York ended early in December 2018. The Company currently leases office space in New York, New York on a month-to-month basis.

For the three and six months ended June 30, 2020 and 2019, the Company incurred rental expense in the amount of approximately $43,000, $84,000, $43,000 and $86,000, respectively.

NOTE 7 – Loss Per Share

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented in the unaudited Condensed Consolidated Statement of Comprehensive Loss due to the Company’s net loss position.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Share options	112,649,035	100,421,998
Warrants	460,910,100	-
Total Anti-Dilutive Share Equivalents	573,559,135	100,421,998

NOTE 8 – Subsequent Event

On July 29, 2020, the Company received a research and development tax credit in cash for tax year 2019 of approximately $3,372,093.